Mail Stop 3561

December 1, 2008

Marcus B. Smith
President, Chief Executive Officer, Chief Financial Officer
and Chief Accounting Officer
Beleza Luxury Goods, Inc.
2476 Bolsover Street, Suite 324
Houston, Texas 77005

> **Re:** **Beleza Luxury Goods, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 4, 2008**
> **File No. 333-147141**

Dear Mr. Smith:

We have reviewed your amendment and your letter dated November 6, 2008, and we have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 2

1. We note your response to comment 2 of our letter dated February 13, 2008, although it appears that you have not made the stated changes to the paragraphs captioned, "Potential for indebtedness" and "Future capital necessary…" Please revise.

Interests of Named Experts and Counsel, page 14

2. Please revise to indicate that the consolidated financial statements included in the registration statement have been audited by Kabani & Company, Inc. for the years ended March 31, 2008 and March 31, 2007. Additionally, please remove what appears to be an outdated reference to your auditors for the year ended March 31, 2006.

Management's Discussion and Analysis of Plan of Operations, page 18

Liquidity and Capital Resources, page 20

3. We note your statement on page 20 that "During the three month period ended
    June 30, 2008, we used ($6,317) in operating activities, raised $11,255 from
    investing activities." Please briefly describe these investing activities.

Industry Overview, page 21

4. We note your response to comment 6 of our letter dated February 13, 2008,
    although it appears that you have not re-filed Exhibit 99.2 to include the requested
    information. Please furnish us a copy of the full article that you intended to
    include in your amended Exhibit 99.2. Underline or highlight the statements in
    the article that support the statistics you include in your disclosure. In your
    response letter to us, tell us the page numbers on which the supporting statements
    appear. You must provide this information to substantiate industry statistics you
    include in your disclosure.

    In this regard, we note that you added on page 21 a citation to the First Research
    Industry Profile for "Art Dealers and Galleries." The profile is available only for
    a fee. Please furnish us a copy of this profile, marked appropriately as described
    above.

Certain Relationships and Related Transactions, page 24

5. We note your statement on page 24 that "We intend that any transactions between
    the company and our officers, directors, principal stockholders, affiliates or
    advisors will be on terms no less favorable to us than those reasonably obtainable
    from third parties." Please disclose whether this policy is in writing and, if not,
    how this policy and its enforcement are evidenced. See Item 404(b) of Regulation
    S-K.

Financial Statements for Fiscal Quarter Ended June 30, 2008

6. Please update the financial statements and related financial information in
    accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

7. Please address the comments below on your annual financial statements in your
    interim financial statements, as applicable.

Statements of Operations, page 30

8. Please revise the line item captioned Net Income to read Net Income/(Loss) and likewise revise the line item captioned Basic Earnings per Share to read Basic Earnings/(Loss) per Share.

Report of Independent Registered Public Accounting Firm, page 39

9. Please have your independent accounting firm revise their audit report to refer to the financial statements as of and for the year ended March 31, 2007 as restated and to reference the footnote where the restatement is discussed. Refer to Auditing Standards Codification Section AU 420.12.

Financial Statements for Fiscal Year Ended March 31, 2008

Statements of Changes in Stockholders' Equity, page 42

10. We read your response to comment 16 in our letter dated February 13, 2008. The amount you disclose for the balance of stockholders' equity as of March 31, 2007 still does not conform to the amount shown on the balance sheet as of the same date. Please correct this discrepancy.

Statements of Cash Flows, page 43

11. Please identify the fiscal 2007 statement of cash flows as restated or tell us why you believe such designation is not appropriate.

12. We reviewed your revisions in response to comment nine in our letter dated February 13, 2008. In fiscal year 2007, please tell us why the increase in the due from shareholder account is reflected as a financing as opposed to investing activity.

Note 2. Summary of Significant Accounting Policies, page 44

Loss Per Share, page 46

13. Your statement here that the company did not have any potentially dilutive securities as of each balance sheet date appears to be inconsistent with other sections of the registration statement where you disclose that 799,000 warrants were issued in connection with the February 2007 private placement offering. Please revise your disclosures to address this inconsistency. Your disclosure in the last paragraph on page F-11 regarding the February private placement likewise makes no mention of the warrants. Please revise this disclosure as well, to the extent applicable.

Note 4. Shipping and Handling Expenses, page 48

14. We reviewed your revision in response to comment 20 in our letter dated
February 13, 2008. Please further revise your disclosure to indicate that shipping
and handling expenses are included in selling, general and administrative
expenses on the statements of operations. Refer to paragraph 6 of EITF 00-10.

Note 5. Stockholders' Equity, page 49

15. The amounts disclosed in the first paragraph do not conform to the amounts
disclosed in the statements of stockholders' equity or to the amounts disclosed
elsewhere throughout the document. Please revise your disclosure to address this
discrepancy.

Note 6. Income Taxes, page 50

16. We reviewed your response to comment 19 in our letter dated February 13, 2008
and the related revisions to your footnote disclosure. Please explain to us why the
consolidated balance sheets for fiscal 2007 and 2008 reflect an income tax
payable associated with periods prior to the holding company structure, given that
the income of the LLCs was reported on the primary shareholder's individual
income tax returns during such periods.

*　　*　　*

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or
Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding
comments on the financial statements and related matters. Please contact Alexandra M.
Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3725 with any other
questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:　　Dennis Brovarone, Esq.
　　　　Facsimile No. (303) 466-4826